                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13D-2(a)


                                 PlanetCAD Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   727044-10-3
           -----------------------------------------------------------
                                 (CUSIP Number)

                                Eugene J. Fischer
                          Capstone Ventures SBIC, L.P.
                   3000 Sand Hill Road, Building 1, Suite 290
                              Menlo Park, CA 94025
                                 (650) 854-2523
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 August 22, 2000
           -----------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                         (Continued on following pages)
                              (Page 1 of 11 Pages)

--------------------------------------               ---------------------------
CUSIP No. 727044-10-3                        13D      Page  2   of   11   Pages
          -------------------------                       ------  --------
--------------------------------------               ---------------------------

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    Capstone Ventures SBIC, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_]
                                                                        (b) [_]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC, OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                      [_]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER

         NUMBER OF                0
                             ---------------------------------------------------
          SHARES             8    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                 1,484,426
                             ---------------------------------------------------
           EACH              9    SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                  0
                             ---------------------------------------------------
           WITH              10   SHARED DISPOSITIVE POWER

                                  1,484,426
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,484,426
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)                                                      [_]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.74%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)

    PN
--------------------------------------------------------------------------------

--------------------------------------               ---------------------------
CUSIP No. 727044-10-3                        13D      Page  3   of   11   Pages
          -------------------------                       ------  --------
--------------------------------------               ---------------------------

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    Capstone SBIC Management, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_]
                                                                        (b) [_]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC, OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                      [_]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER

         NUMBER OF                0
                             ---------------------------------------------------
          SHARES             8    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                 1,484,426
                             ---------------------------------------------------
           EACH              9    SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                  0
                             ---------------------------------------------------
           WITH              10   SHARED DISPOSITIVE POWER

                                  1,484,426
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,484,426
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)                                                      [_]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.74%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)

    CO
--------------------------------------------------------------------------------

---------------------------                            -------------------------
Cusip No.   727044-10-3               13D                  Page  4  of  11 Pages
          -------------                                         ---    ----
---------------------------                            -------------------------

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

       Eugene J. Fischer
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)  (a) [_]
                                                                         (b) [_]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

       OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [_]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
                             7  SOLE VOTING POWER

         NUMBER OF                    27,535
                             ---------------------------------------------------
          SHARES             8  SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                  1,484,426
                             ---------------------------------------------------
           EACH              9  SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                      27,535
                             ---------------------------------------------------
           WITH              10 SHARED DISPOSITIVE POWER

                                   1,484,426
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,511,961
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

                                                                             [X]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.90%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)

       IN
--------------------------------------------------------------------------------

---------------------------                            -------------------------
Cusip No.   727044-10-3               13D                  Page  5  of  11 Pages
          -------------                                         ---    ----
---------------------------                            -------------------------
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

       Barbara L. Santry
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)  (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

       OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [_]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
                       7   SOLE VOTING POWER

         NUMBER OF                      0
                       ---------------------------------------------------------
          SHARES       8   SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY               1,484,426
                       ---------------------------------------------------------
           EACH        9   SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                        0
                       ---------------------------------------------------------
           WITH        10  SHARED DISPOSITIVE POWER

                                1,484,426
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,484,426
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

                                                                             [X]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.74%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)

       IN
--------------------------------------------------------------------------------

---------------------------                     --------------------------------

CUSIP No.    727044-10-3              13D         Page   6     of  11    Pages
          --------------                               -----      ----
---------------------------                     --------------------------------

Item 1.  Security and Issuer.

         The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $0.01 per share (the "Common Stock"), of PlanetCAD Inc, ("PlanetCAD"). The beneficial ownership of Common Stock reported on this
Schedule 13D includes information related to warrants and options, which entitle their holders to purchase Common Stock and the Series B Convertible Preferred Stock of PlanetCAD, which is convertible into Common Stock (the "Series B Preferred Stock"). The address of the principal executive offices of PlanetCAD is 2520 55/th/ Street, Suite 200, Boulder, Colorado 80301.

Item 2.  Identity and Background.

         (a) This Schedule 13D is being filed as a joint filing pursuant to Rule 13d-1(k)(1). The names of the persons filing this Schedule 13D are as follows: Capstone Ventures SBIC, L.P. ("Capstone"); Capstone SBIC Management, Inc. ("SBIC"); Eugene J. Fischer ("EJF") and Barbara L. Santry ("BLS"). Together, Capstone, SBIC, EJF and BLS are referred to herein as the "Reporting Persons."

         (b)    The business address of the Reporting Persons is the following:
                        c/o Capstone Ventures, SBIC, L.P.
                        3000 Sand Hill Road, Building 1, Suite 290
                        Menlo Park, CA 94025

         (c) The principal business of Capstone is to complete equity investments in other companies. Capstone was organized under the laws of the state of Delaware.

                The principal business of SBIC is to manage Capstone's operations. SBIC was organized under the laws of the state of Delaware.

                The principal occupations of EJF and BLS are to act as executive officers of SBIC and as officers of Capstone. EJF is also a director and the Chairman of the Board of PlanetCAD.

         (d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

-----------------------------               ------------------------------------
CUSIP No.    727044-10-3          13D          Page    7    of    11   Pages
          --------------                             ----        -----
-----------------------------               ------------------------------------

         (e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)    EJF and BLS are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         In February 2000, Capstone purchased 481,884 shares of Common Stock and a warrant to purchase an additional 304,348 shares of Common Stock for an aggregate purchase price of $1,750,000 (the "Cash Purchase"). Capstone may exercise the warrant received as part of the Cash Purchase at any time before February 2005 at a price of $6.50 per share. The source of funds for the Cash Purchase was the working capital of Capstone. In June 2001, Capstone acquired a warrant to purchase 88,250 shares of Common Stock (the "Exchange Warrant"). Capstone received the Exchange Warrant as partial consideration for the sale of certain software and related assets to PlanetCAD. Capstone may exercise the Exchange Warrant at any time before June 1, 2004 at a price of $1.00 per share. In May 2002, Capstone acquired 304,972 shares of Series B Preferred Stock. The Series B Preferred Stock may be converted into Common Stock by its holders at any time. Subject to adjustment as provided in the certificate of designations related to the Series B Preferred Stock, each share of Series B Preferred Stock is convertible into two shares of Common Stock. Capstone received the Series B Preferred Stock in exchange for its agreement to cancel certain debts that PlanetCAD owed to Capstone.

         SBIC beneficially owns Common Stock solely in its capacity as the general partner of Capstone.

         EJF beneficially owns 1,484,426 shares of Common Stock solely in his capacity as a control person of SBIC. In addition, EJF holds options to purchase 27,535 shares of Common Stock. EJF received such options as part of PlanetCAD's regular option grants to its directors.

         BLS beneficially owns Common Stock solely in her capacity as a control person of SBIC.

-----------------------------               ----------------------------------
CUSIP No.    727044-10-3          13D          Page   8     of    11   Pages
          --------------                             ---         ----
-----------------------------               ----------------------------------

Item 4.  Purpose of Transaction.

         The Reporting Persons acquired the Common Stock for the purposes of investment in PlanetCAD.

         On May 1, 2002, PlanetCAD entered into an Agreement and Plan of Merger (the "Merger Agreement") with Raven Acquisition Corporation ("RAC") and Avatech Solutions, Inc ("Avatech"). Under the terms of the Merger Agreement, RAC will merge with and into Avatech Solutions, and each share of Avatech Solutions will be exchanged for shares of Common Stock in accordance with an agreed upon exchange ratio (the "Merger"). Upon completion of the Merger, the stockholders of PlanetCAD will own 25% of the outstanding common stock of the combined company and the stockholders of Avatech will own 75% of the outstanding common stock of the combined company. In a voting agreement dated May 1, 2002, Capstone and certain other stockholders agreed to vote their shares of Common Stock in favor of the Merger (the "Voting Agreement").

         Other than as described in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any event described in (a) - (j) of this Item 4.

Item 5.  Interest in Securities of the Issuer.

         (a) Capstone, SBIC and BLS beneficially own 1,484,426 shares of Common Stock. Of the Common Stock beneficially owned by Capstone, SBIC and BLS, 609,944 shares represent the number of shares into which the Series B Preferred Stock held by Capstone may be converted (based on the current conversion price) and 392,598 shares represent shares of Common Stock that Capstone has the right to acquire by the exercise of outstanding warrants. Based on the most recently available filing with the Commission by PlanetCAD, the beneficial ownership of Capstone, SBIC and BLS equals 9.74% of the outstanding Common Stock of PlanetCAD. BLS disclaims beneficial ownership of the Common Stock of PlanetCAD, except to the extent of her pecuniary interest in SBIC.

                EJF beneficially owns 1,511,961 shares of Common Stock. Of the Common Stock beneficially owned by EJF, 1,484,426 shares represent shares that EJF owns solely in

-----------------------------               ----------------------------------
CUSIP No.    727044-10-3          13D          Page   9     of    11   Pages
          --------------                             ---         -----
-----------------------------               ----------------------------------

                his capacity as a control person of SBIC and 27,535 shares represent shares that EJF has the right to acquire by the exercise of stock options. Based on the most recently available filing with the Commission by PlanetCAD, the beneficial ownership of EJF equals 9.90% of the outstanding Common Stock of PlanetCAD. EJF disclaims beneficial ownership of the Common Stock that he is deemed to own in his capacity as an executive officer and control person of SBIC, except to the extent of his pecuniary interest in SBIC.

         (b) EJF has the sole power to vote and to dispose of the 27,535 shares of Common Stock subject to stock options held by EJF. Other than those 27,535 shares, the Reporting Persons share the power to vote and to dispose of the other 1,484,426 shares of Common Stock to which this Schedule 13D relates.

         (c) Capstone acquired shares of the Series B Preferred Stock in May 2002 pursuant to a Stock Purchase and Exchange Agreement dated as of May 24, 2002 with PlanetCAD and other investors (the "Series B Agreement"). Under the terms of the Series B Agreement, Capstone agreed to cancel outstanding debts that PlanetCAD owed to Capstone in the amount of $109,790 in exchange for 304,972 shares of Series B Preferred Stock. The Series B Preferred Stock may be converted into Common Stock by its holders at any time. Subject to adjustment as provided in the certificate of designations related to the Series B Preferred Stock, each share of Series B Preferred Stock is convertible currently into two shares of Common Stock.

         (d)    Not applicable.

         (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         SBIC is the sole general partner of Capstone. As its sole general partner, SBIC has the exclusive authority to vote and dispose of the shares of Common Stock held by Capstone. EJF and BLS are the only executive officers of SBIC and each of EJF and BLS hold stock in SBIC equal to 41.67% of its voting equity. Other than the voting agreement

-----------------------------               ----------------------------------
CUSIP No.    727044-10-3          13D          Page   10    of    11   Pages
             -----------                             ----        -----
-----------------------------               ----------------------------------

described in Item 4 of this Schedule 13D and the above-mentioned exceptions, to the best knowledge of the undersigned, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of PlanetCAD, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement of Joint Filing dated July 12, 2002 by and among Capstone
           Ventures SBIC, L.P., Capstone SBIC Management, Inc. Eugene J. Fischer and Barbara L. Santry.

Exhibit B: PlanetCAD Stockholders Voting Agreement dated May 1, 2002 by and among Avatech Solutions, Inc., Capstone Ventures SBIC, L.P. and certain other stockholders of PlanetCAD Inc.

-----------------------------               ----------------------------------
CUSIP No.    727044-10-3          13D          Page   11    of    11   Pages
          --------------                             ----        -----
-----------------------------               ----------------------------------
                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         July 12, 2002




CAPSTONE VENTURES, SBIC, L.P.
By: CAPSTONE SBIC MANAGEMENT, INC.,
     its General Partner

By: /s/ Eugene J. Fischer
   ----------------------------------
Name:   Eugene J. Fischer
Title:  President

CAPSTONE SBIC MANAGEMENT, INC


By: /s/ Eugene J. Fischer
   ----------------------------------
Name:   Eugene J. Fischer
Title:  President


By: /s/ Eugene J. Fischer
   ----------------------------------
Name:   Eugene J. Fischer


By: /s/ Barbara L. Santry
   ----------------------------------
Name:   Barbara L. Santry